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                                                                EXHIBIT 1(5)(h)

Disability Benefit Rider

Disability Benefits - On each monthly payment date that the insured qualifies, we will add the Disability Benefit Amount shown in the Policy Specifications pages to the Accumulated Value. To qualify, the insured must be totally disabled, as defined below, and under age 65. We will make the addition on the monthly payment date or, if later, at the time we receive proof of disability. We will not make the addition for a monthly payment date unless we receive proof of disability within one year following that date.

If total disability begins during the grace period for an unpaid premium, that premium must be paid in order to establish a valid claim under this rider.

Total Disability - Total disability means a condition which:

- results from bodily injury accidentally sustained or disease which first manifests itself while this rider is in effect and before the insured is age 60;
- lasts continuously for at least 3 months; and, either
- stops the insured from performing the substantial and material duties of the job; or
- results in the insured's total loss of sight of both eyes or use of two hands, two feet or one hand and one foot.

During the first 24 months of disability, "the job" means the insured's occupation at the time total disability began. After than, "the job" means any one for which the insured is or becomes reasonably fitted by education, training or experience.

Proof of Disability - Before we pay a benefit, we must receive proof of the insured's total disability: at our home office; on forms we provide; during the insured's lifetime; and while the insured is disabled.

If it is not reasonably possible for you to give us proof within the time limits above, you must give us proof within one year from the time total disability ends.

From time to time after the insured is disabled, we may require proof of continuing disability. This proof may include a medical exam by a physician we select and pay. We will not require proof of total disability more often than once a year.

War Service Not Covered - Disability occurring in a period during which the insured is in the armed forces of any country at war (declared or not) is not covered under this rider. No insurance charges for this rider will be made for such a period; if any are made we will reverse them.

Insurance Charges - Insurance Charges for this rider are shown in the Policy Specifications pages.

Effective Date - This rider is effective on the policy date unless otherwise stated hereon.

Termination - This rider will terminate:
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- on your written request:
- on termination of this contract: or
- when the insured becomes age 60.

Incontestability - This rider will be incontestable after it has been in force for two years, excluding any period the insured is disabled. All statements in the application are representations and not warranties. Statements not in the application will not be used to void this contract or to defend a claim.

General Conditions - This rider is part of the contract to which it is attached. All terms of the contract which do not conflict with this rider's terms apply to this rider.

Pacific Life Insurance Company


Thomas C Sutton                           Audrey L. Milfs
Chairman and Chief Executive Officer      Secretary

R84-DB